SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2020

 IRSA Propiedades Comerciales S.A.
(Exact name of Registrant as specified in its charter)

IRSA Commercial Properties Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA Propiedades Comerciales S.A.
(THE “COMPANY”)

REPORT ON FORM 6-K

IRSA Propiedades Comerciales S.A.
(THE “COMPANY”)
REPORT ON FORM 6-K

Attached is the English translation of the letter dated November 17, 2020, filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

In compliance with Section 63 of the Regulations issued by the Buenos Aires Stock Exchange, this is to report the following information:

Integral Result for the first quarter of Fiscal Year 2021 (in ARS million)	09/30/2020	09/30/2019

Gain / Loss attributable to:
Company’s shareholders	12,349	2,738
Non-controlling interests	949	351

Equity Composition:
Capital stock	126	126
Comprehensive adjustment of capital stock	3,660	3,660
Additional paid-in capital	10,400	10,400
Legal Reserve	144	144
Futures Dividends Reserve	34,053	34,840
Reserve Resolution CNV 609/12	9,938	9,938
Special Reserve	162	45,343
Changes in non controlling interest	(236)	(132)
Retained earnings	30,746	(42,443)
Other comprehensive income	259	-
Total attributable to the company's shareholders	89,252	61,876
Non-controlling interest	5,339	3,703
Total Shareholders’ Equity	94,591	65,579

In compliance with Section o) of the referred Regulations, we report that as of the closing date of the financial statements, the Company’s capital stock was ARS 126,014,050, divided into 126,014,050 common, registered, non-endorsable shares of ARS 1 par value each and entitled to one vote per share.

Shareholders	Shares	Stake
IRSA Inversiones y Representaciones Sociedad Anónima[1]	101,624,666	80.65%
Minority Shareholders	24,389,384	19.35%

Below are the highlights for the first quarter of Fiscal Year 2021 ended September 30, 2020:

  ●
Net result for the first quarter of fiscal year 2021 recorded a gain of ARS 13,298 million compared to ARS 3,089 million in the same period of 2020, mainly explained by higher results due to changes in the fair value of investment properties.

  ●
On March 20, as a consequence of the social, preventive and compulsory lockdown due to the COVID-19 pandemic, the shopping malls throughout the country were closed, leaving exclusively those stores dedicated to essential activities such as pharmacies, supermarkets and banks. This impact has been reflected in the results of the first quarter of the year since the main shopping malls of the company, located in the city of Buenos Aires, opened their doors later, in October.

  ●
Adjusted EBITDA reached ARS 5,184 million in the first quarter of fiscal year 2021, increasing 157.7% compared to the first quarter of 2020, mainly explained by the Sales and Developments segment, whose EBITDA reached ARS 5,019 million as a result of sales made from the Bouchard 710 buildings and the Boston Tower. The adjusted EBITDA of the rental segments reached ARS 231 million, which represents a drop of 89% compared to the same quarter of the previous year.

  ●
Tenant sales in shopping malls fell by 79.4% in real terms in the first quarter of fiscal year 2021 compared to 2020. Portfolio occupancy remained at 92.8%.

  ●
After the end of the quarter, we have sold approximately 7,150 additional sqm of offices for a total amount of USD 42.0 million.

  ●
Subsequently  we announced the distribution of a cash dividend in the amount of ARS 9.7 billion (ARS / share 76.9755 and ARS / ADR 307.9022). Payment will be effective on November 25.

 1 Includes the stake of E-Commerce Latina S.A. and Tyrus S.A (Subsidiares of IRSA Inversiones y Representaciones Sociedad Anónima)

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Propiedades Comerciales S.A.

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible for relationship with the markets
Dated: November 17, 2020